

November 10, 2010

James B. Murphy
Vice President and Chief Financial Officer
OXiGENE, Inc.
701 Gateway Boulevard, Suite 210
South San Francisco, CA 94080

    Re: OXiGENE, Inc.
            Preliminary Proxy Statement on Form PRE14A
            Filed November 2, 2010
            File No. 000-21990

Dear Mr. Murphy:

    We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                Jeffrey Riedler
                Assistant Director

cc: Asya S. Alexandrovich
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111